Exhibit 28A

First Chicago Credit Card Master Trust II

Excess Spread Analysis—October 2002

Series	95-O	96-S	99-X	99-Y
Deal Size	$500MM	$700MM	$750MM	$550MM
Expected Maturity	12/16/2002	12/16/2002	6/16/2003	8/15/2003

Yield	19.73%	19.73%	19.73%	19.73%
Less: Coupon	2.05%	1.97%	2.06%	2.06%
Servicing Fee	1.50%	1.50%	1.50%	1.50%
Net Credit Losses	5.27%	5.27%	5.27%	5.27%
Excess Spread:
October-02	10.91%	10.99%	10.90%	10.90%
September-02	10.83%	10.92%	10.84%	10.83%
August-02	11.32%	11.41%	11.33%	11.33%
Three Month Average Excess Spread	11.02%	11.11%	11.02%	11.02%

Delinquency:
30 to 59 Days	1.29%	1.29%	1.29%	1.29%
60 to 89 Days	0.88%	0.88%	0.88%	0.88%
90+ Days	1.57%	1.57%	1.57%	1.57%
Total	3.74%	3.74%	3.74%	3.74%

Payment Rate	31.72%	31.72%	31.72%	31.72%